07028392

RECEIVED

2007 DEC -3 A 10: 37

GYRUS GROUP PLC

410 Wharfedale Road
Winnersh Triangle, Wokingham
Berkshire RG41 5RA
+44 (0) 118 921 9750 TEL
+44 (0) 118 921 9850 FAX
www.gyrusgroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549

SUPPL

27th November 2007

Dear Sirs,

Continuing Obligations Under Rule 12g3-2(b) (Exemption Number 82-35040)

Further to the exemption granted Gyrus Group Plc pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find enclosed copies of the following documents and announcements, which were recently made public:

- Stock Exchange announcement regarding Holdings in Company dated 26 November 2007.
- Stock Exchange announcement regarding Holdings in Company dated 23 October 2007.
- Stock Exchange announcement regarding Holdings in Company dated 19 November 2007.
- Stock Exchange announcement regarding Acquisition by Olympus dated 19 November 2007.
- Stock Exchange announcement regarding Holdings in Company dated 9 November 2007.
- Return of Allotment of Shares dated 22 November 2007.
- Return of Allotment of Shares dated 15 November 2007.

PROCESSED
DEC 05 2007
THOMSON FINANCIAL

Yours sincerely,

Yomi Akisanya

Enc.

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Regulatory Announcement

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Free annual report

GYRUS GROUP PLC

Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	16:14 26-Nov-07
Number	5196I

Form TR-1 with annex. FSA Version 2.1 updated April 2007

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Gyrus Group Plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to notification obligation:	**Lloyds TSB Group Plc**
4. Full name of shareholder(s) (if different from 3):	**Perry Nominees Ltd Lloyds Bank (PEP) Nominees Ltd State Street Nominees Ltd**
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**23rd November 2007**
6. Date on which issuer notified:	**26th November 2007**
7. Threshold(s) that is/are crossed or reached:	**Reached 6%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**		

	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
0170152 Ord GBP0.01	8,767,698	8,767,698	8,934,359	0	8,934,359	0	6.021

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
8,934,359	6.021

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

1,066 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

6,385 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

8,926,908 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	

14 Contact name:	Central Disclosure Unit
15. Contact telephone name:	+44 (0) 1444 418127

For notes on how to complete form TR-1 please see the FSA website.

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in shares

A: Identity of the persons or legal entity subject to the notification obligation	
Full name (including legal form of legal entities)	**Lloyds TSB Group Plc**
Contact address (registered office for legal entities)	**Henry Duncan House 120 George Street Edinburgh EH2 4LH**
Phone number & email	**+44 (0) 131 225 4555**
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	**Lloyds TSB Central Disclosure Unit**
Contact address	**2nd Floor 31/33 Perrymount Road Haywards Heath West Sussex RH16 3SP**
Phone number & email	**+44 (0) 1444 418127 GrpOps_CDU@LloydsTSB.co.uk**
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

END

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Free annual report

Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	17:28 23-Nov-07
Number	4258I

RNS Number:4258I
Gyrus Group PLC
23 November 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Gyrus Group PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights:	yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:	no
An event changing the breakdown of voting rights:	no
Other (please specify) :	no

3. Full name of person(s) subject to the notification obligation:

Olympus UK Acquisitions Limited
Olympus Corporation

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction and date on which the threshold is crossed or reached if different):

19 November 2007

6. Date on which issuer notified:

21 November 2007

7. Threshold(s) that is/are crossed or reached:

19%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
Ordinary Shares ISIN: GB0001701522	NIL	NIL

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rig	
		Direct	Indirect	Direct	Indi
Ordinary Shares ISIN: GB0001701522	29,694,009	29,694,009	NIL	19.999999	NIL

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
NIL	NIL	NIL	NIL	NIL

Total (A+B)

Number of voting rights	% of voting rights
29,694,009	19.999999

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

The voting rights are held by Olympus UK Acquisitions Limited which is wholly owned subsidiary of Olympus Corporation

Proxy Voting:

10. Name of the proxy holder: Not applicable

11. Number of voting rights proxy holder will cease to hold: Not applicable

12. Date on which proxy holder will cease to hold voting rights: Not applicable

13. Additional information: Not applicable

14. Contact name: Ian Hamilton (Weil, Gotshal & Manges)

15. Contact telephone number: +44 (0) 20 7903 1000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RECEIVED

2007 DEC -3 A 10:27

Free annual report

GYRUS GROUP PLC

Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	15:57 19-Nov-07
Number	0251I

RNS Number:0251I
Gyrus Group PLC
19 November 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

GYRUS GROUP

2. Reason for notification (yes/no):

An acquisition or disposal of voting rights: (YES)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (NO)

An event changing the breakdown of voting rights: (NO)

Other (please specify) : (NO)

3. Full name of person(s) subject to notification obligation:

AEGON UK GROUP OF COMPANIES

4. Full name of shareholder(s) (if different from 3) :

5. Date of transaction (and date on which the threshold is crossed or reached if different):

14TH NOVEMBER 2007

6. Date on which issuer notified:

15TH NOVEMBER 2007

7. Threshold(s) that is/are crossed or reached:

3-4%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use — Situation previous to the Triggering transaction

ISIN CODE	Number of shares	Number of voting Rights
GB0001701522	5,744,104	5,744,104

Resulting situation after the triggering transaction

Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights		% of voting r	
		Direct	Indirect	Direct	Ind
GB0001701522	6,032,748	5,786,061	246,687	3.90	0.1

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
6,032,748	4.07

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

AEGON UK GROUP OF COMPANIES - PARENT UNDERTAKING OF:

AEGON ASSET MANAGEMENT UK PLC
AEGON INVESTMENT MANAGEMENT UK LTD
AEGON ICVC

Proxy Voting:

10. Name of proxy holder: AEGON UK GROUP OF COMPANIES

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: AEGON UK GROUP OF COMPANIES CONSISTS OF:
AEGON ASSET MANAGEMENT UK PLC
AEGON INVESTMENT MANAGEMENT UK LTD

AEGON ICVC

14. Contact name: MIRANDA BEACHAM

15. Contact telephone number: 0131 549 3460

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Free annual report

GYRUS GROUP PLC

Company	Gyrus Group PLC
TIDM	GYG
Headline	Acquisition by Olympus
Released	07:02 19-Nov-07
Number	9662H

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

19 November 2007

For immediate release

RECOMMENDED CASH ACQUISITION OF GYRUS GROUP PLC ("GYRUS") BY OLYMPUS UK ACQUISITIONS LIMITED ("OLYMPUS UK ACQUISITIONS"), a wholly-owned subsidiary of OLYMPUS CORPORATION ("OLYMPUS")

SUMMARY

- The Boards of Olympus and Gyrus are pleased to announce today that they have reached agreement on the terms of a recommended cash acquisition by Olympus (through its wholly-owned subsidiary Olympus UK Acquisitions) of the entire issued and to be issued share capital of Gyrus, to be effected by way of a scheme of arrangement under section 425 of the Companies Act.

- Under the terms of the Acquisition, which will be subject to the Conditions and further terms set out below and in Appendix I, and to the further terms to be set out in the Scheme Document, Gyrus Shareholders will be entitled to receive 630 pence in cash for each Gyrus Share held. The terms of the Acquisition value the existing issued share capital of Gyrus at approximately £935 million and imply an enterprise value for Gyrus of approximately £1,026 million.

- The consideration of 630 pence in cash for each Gyrus Share represents a premium of approximately:

  - 58 per cent. to the Closing Price of 400 pence per Gyrus Share on 16 November 2007, being the last Business Day before this announcement; and

  - 43 per cent. to the average Closing Price for the period of six months ended 16 November 2007, being the last Business Day before this announcement, of approximately 440 pence per Gyrus Share.

- The Acquisition will be conditional upon the satisfaction or waiver of the Conditions set out in Appendix I, including the Regulatory Conditions.

- It is intended that the Acquisition will be made by Olympus UK Acquisitions Limited and is proposed to be implemented by way of a scheme of arrangement under section 425 of the Companies Act. The Scheme will be put to Gyrus Shareholders at the Court Meeting and at the

Extraordinary General Meeting, which will be convened in due course. It is expected that the Scheme Document will be posted to Gyrus Shareholders on or around 17 December 2007. Subject to the satisfaction of the Conditions, it is expected that the Scheme will become effective in the first half of 2008.

- Olympus UK Acquisitions is a newly incorporated wholly-owned subsidiary of Olympus, formed for the purpose of making the Acquisition.
- Olympus and Gyrus believe that the Acquisition has a clear and compelling strategic rationale for both Olympus and Gyrus:
  - merging of highly complementary capabilities to create a true "see and treat" provider;
  - well positioned to benefit from the continuing shift towards minimally invasive surgical procedures;
  - significant benefits for medical professionals and patients throughout the world;
  - enhanced geographical footprint;
  - attractive financial profile; and
  - significant potential synergies.
- The Directors of Gyrus, who have been so advised by Bear Stearns and Morgan Stanley, consider the terms of the Acquisition to be fair and reasonable. In providing their advice to the Directors of Gyrus, Bear Stearns and Morgan Stanley have taken into account the commercial assessments of Gyrus's Directors.
- The Directors of Gyrus intend unanimously to recommend to Gyrus Shareholders to vote in favour of the resolutions to be proposed at the Court Meeting and the Extraordinary General Meeting (or, in the event that the Acquisition is implemented by way of a takeover offer, to accept or procure acceptance of such Offer), as they have undertaken to do in respect of their own beneficial holdings of 650,071 Gyrus Shares representing (as at the date of this announcement), in aggregate, approximately 0.4 per cent. of the Gyrus Shares currently in issue.

Commenting on the Acquisition, Brian Steer, Chairman of Gyrus, said:

"This highly attractive offer presents an outstanding opportunity for our stakeholders with the certainty of cash at a significant premium for our investors. Gyrus has grown rapidly to become a profitable FTSE 250 company driven by the excellence of its PK technology and its position in the US. The technology behind our energy based products is robust and our commercialisation strategies are appropriate. However, the evolution of minimally invasive surgery will increasingly involve the combination of both energy and visualisation, which Gyrus and Olympus bring to this transaction."

Commenting on the Acquisition, Tsuyoshi Kikukawa, President of Olympus, said:

"The operations of Gyrus and Olympus's Medical Systems Business are highly complementary and I am confident that this planned partnership will generate significant synergies and opportunities for both firms. The combination of technological capabilities will further enhance product systems which I expect to enable surgeons and their staff to ultimately perform safer and more effective surgical procedures with better patient outcomes."

This summary should be read in conjunction with the full text of the following announcement and the Appendices.

Enquiries:

one else and will not be responsible to anyone other than Gyrus for providing the protections afforded to clients of Bear Stearns or for providing advice in relation to the Acquisition or any of the matters referred to in this announcement.

Morgan Stanley & Co. Limited is acting solely for Gyrus in connection with the Acquisition and no-one else and will not be responsible to anyone other than Gyrus for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Acquisition or any of the matters referred to in this announcement.

The availability of the Acquisition to persons who are not resident in the UK or the US may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not so resident should inform themselves about, and observe, any applicable requirements. Further details in relation to overseas shareholders will be contained in the Scheme Document.

The release, publication or distribution of this announcement in jurisdictions other than the UK or the US may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK or the US should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Scheme Document and/or any other related document to any jurisdiction outside the UK should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

US Persons should note that the Scheme relates to the shares of a UK company that is a "foreign private issuer" as defined under Rule 3b-4 under the US Exchange Act and will be governed by English law. Accordingly, neither the proxy solicitation nor the tender offer rules under the US Exchange Act will apply to the Scheme. Moreover, the Scheme will be subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement which differ from the disclosure requirements of the US proxy solicitation rules and tender offer rules. Financial information included in the Scheme Document will have been prepared in accordance with accounting standards applicable in the UK that may not be comparable to the accounting standards applicable to financial statements of US companies. If Olympus UK Acquisitions exercises its right to implement the acquisition of the Gyrus Shares by way of a takeover offer, any public offering to be made in the US and to US Persons will be made in compliance with applicable US securities laws and regulations.

This announcement, including information included or incorporated by reference in this announcement, may contain "forward-looking statements" concerning Olympus and Gyrus. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates" or similar expressions identify forward-looking statements. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants, and therefore undue reliance should not be placed on such statements. Olympus and Gyrus assume no obligation and do not intend to update these forward-looking statements, except as required pursuant to applicable law.

DEALING DISCLOSURE REQUIREMENTS

Perella Weinberg (financial adviser to Olympus) Philip Yates Graham Davidson	+44 20 7268 2800
Ogilvy Public Relations Worldwide (PR adviser to Olympus) Kerrin Roberts Ben Lock	+44 20 7309 1000
Gyrus Brian Steer, Chairman Roy Davis, Chief Executive Officer Simon Shaw, Chief Financial Officer	+44 20 7831 3113
Bear Stearns (financial adviser to Gyrus) Paul Abecassis Stuart Rankine	+44 20 7516 6000
Morgan Stanley (financial adviser and corporate broker to Gyrus) Peter Moorhouse Laura Howard Henry Stewart Edward Knight	+44 20 7425 5000
Financial Dynamics (PR adviser to Gyrus) Ben Atwell	+44 20 7831 3113

The Conditions to the implementation of the Acquisition are set out in Appendix I.

The bases and sources of certain financial information contained in this summary and the following announcement are set out in Appendix II.

Certain details relating to the irrevocable undertakings given by Gyrus Directors are set out in Appendix III.

Certain definitions and terms used in this summary and the following announcement are set out in Appendix IV.

This announcement is not intended to and does not constitute an offer to sell or invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise. The Acquisition will be made solely through the Scheme Document, which will contain the full terms and conditions of the Acquisition, including details of how to vote in respect of the Acquisition. Any acceptance or other response to the Acquisition should be made only on the basis of the information in the Scheme Document. Gyrus Shareholders are advised to read the formal documentation for the Acquisition carefully once it has been despatched.

Perella Weinberg Partners UK LLP, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Olympus and Olympus UK Acquisitions and no-one else in connection with the Acquisition and will not be responsible to anyone other than Olympus and Olympus UK Acquisitions for providing the protections afforded to the clients of Perella Weinberg or for providing advice in relation to the Acquisition.

Bear, Stearns International Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting solely for Gyrus in connection with the Acquisition and no-

one else and will not be responsible to anyone other than Gyrus for providing the protections afforded to clients of Bear Stearns or for providing advice in relation to the Acquisition or any of the matters referred to in this announcement.

Morgan Stanley & Co. Limited is acting solely for Gyrus in connection with the Acquisition and no-one else and will not be responsible to anyone other than Gyrus for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Acquisition or any of the matters referred to in this announcement.

The availability of the Acquisition to persons who are not resident in the UK or the US may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not so resident should inform themselves about, and observe, any applicable requirements. Further details in relation to overseas shareholders will be contained in the Scheme Document.

The release, publication or distribution of this announcement in jurisdictions other than the UK or the US may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK or the US should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Scheme Document and/or any other related document to any jurisdiction outside the UK should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

US Persons should note that the Scheme relates to the shares of a UK company that is a "foreign private issuer" as defined under Rule 3b-4 under the US Exchange Act and will be governed by English law. Accordingly, neither the proxy solicitation nor the tender offer rules under the US Exchange Act will apply to the Scheme. Moreover, the Scheme will be subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement which differ from the disclosure requirements of the US proxy solicitation rules and tender offer rules. Financial information included in the Scheme Document will have been prepared in accordance with accounting standards applicable in the UK that may not be comparable to the accounting standards applicable to financial statements of US companies. If Olympus UK Acquisitions exercises its right to implement the acquisition of the Gyrus Shares by way of a takeover offer, any public offering to be made in the US and to US Persons will be made in compliance with applicable US securities laws and regulations.

This announcement, including information included or incorporated by reference in this announcement, may contain "forward-looking statements" concerning Olympus and Gyrus. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates" or similar expressions identify forward-looking statements. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants, and therefore undue reliance should not be placed on such statements. Olympus and Gyrus assume no obligation and do not intend to update these forward-looking statements, except as required pursuant to applicable law.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Gyrus, all "dealings" in any "relevant securities" of Gyrus (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends (or, if the Acquisition is implemented by way of an offer, the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends). If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Gyrus, they will be deemed to be a single person for the purpose of Rule 8.3 of the City Code.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Gyrus by Olympus or Gyrus, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

19 November 2007

For immediate release

RECOMMENDED CASH ACQUISITION
OF GYRUS GROUP PLC
BY
OLYMPUS UK ACQUISITIONS LIMITED ("OLYMPUS UK ACQUISITIONS"), a wholly-owned subsidiary of OLYMPUS CORPORATION ("OLYMPUS")

1. Introduction

The Boards of Olympus and Gyrus are pleased to announce today that they have reached agreement on the terms of a recommended cash acquisition by Olympus (through its wholly-owned subsidiary Olympus UK Acquisitions) of the entire issued and to be issued share capital of Gyrus, to be effected by way of a scheme of arrangement under section 425 of the Companies Act.

Olympus UK Acquisitions is a newly incorporated wholly-owned subsidiary of Olympus, formed for the purpose of making the Acquisition.

2. Acquisition terms

It is intended that the Acquisition will be implemented by way of a court-sanctioned scheme of arrangement under section 425 of the Companies Act.

Under the terms of the Acquisition, which will be subject to the Conditions and further terms set out below and in Appendix I, and to the further terms to be set out in the Scheme Document, Gyrus Shareholders will be entitled to receive:

for each Gyrus Share **630 pence in cash**

The terms of the Acquisition value the entire issued share capital of Gyrus at approximately £935 million and imply an enterprise value for Gyrus of approximately £1,026 million and represent a premium of approximately:

- 58 per cent. to the Closing Price of 400 pence per Gyrus Share on 16 November 2007, being the last Business Day before this announcement; and
- 43 per cent. to the average Closing Price for the period of six months ended 16 November 2007, being the last Business Day before this announcement, of approximately 440 pence per Gyrus Share.

The Acquisition will be conditional upon the satisfaction or waiver of the Conditions set out in Appendix I, including the Regulatory Conditions.

It is intended that the Acquisition will be made by Olympus UK Acquisitions Limited and is proposed to be implemented by way of a scheme of arrangement under section 425 of the Companies Act. The Scheme will be put to Gyrus Shareholders at the Court Meeting and at the Extraordinary General Meeting, which will be convened in due course. It is expected that the Scheme Document will be posted to Gyrus Shareholders on or around 17 December 2007. Subject to the satisfaction of the Conditions, it is expected that the Scheme will become effective in the first half of 2008.

3. Background to and reasons for the Acquisition

The operations of Olympus's Medical Systems Business and Gyrus are highly complementary and the combination of their significant technological capabilities will improve the development of enhanced visualisation and instrumentation to address surgical procedures. The combined group will be well positioned to benefit from the continuing shift towards minimally invasive surgical procedures.

The combination of Olympus's Medical Systems Business and Gyrus will give the combined group an enhanced geographical footprint. This global reach will allow more medical practitioners to access Olympus and Gyrus products, as well as making the combined group more competitive against large industry players. Olympus believes that an expanded position in medical systems will enable the company to reinforce its reputation for highly reliable and efficient patient care technologies.

The Acquisition will also create the opportunity to deliver significant synergies, that Olympus believes will assist it to broaden its line-up in order to meet growing demand for minimally invasive medical systems as well as contribute to patient wellbeing. The combined company will focus on continuous improvement in cost, quality and services through the sharing of best practice, supporting both enhanced growth and margin improvement.

4. Recommendation

The Directors of Gyrus, who have been so advised by Bear Stearns and Morgan Stanley, consider the terms of the Acquisition to be fair and reasonable. In providing their advice to the Directors of Gyrus, Bear Stearns and Morgan Stanley have taken into account the commercial assessments of Gyrus's Directors.

The Directors of Gyrus intend unanimously to recommend to Gyrus Shareholders to vote in favour of the resolutions to be proposed at the Court Meeting and the Extraordinary General Meeting (or, in the event that the Acquisition is implemented by way of a takeover offer, to accept or procure acceptance of such Offer), as they have undertaken to do in respect of their own beneficial holdings of 650,071 Gyrus Shares representing (as at the date of this announcement), in aggregate, approximately 0.4 per cent. of the Gyrus Shares currently in issue.

5. Background to and reasons for recommending the Acquisition

The Directors of Gyrus believe that the offer price of 630 pence per share fairly reflects Gyrus's strong future prospects and growth potential and represents an opportunity for Gyrus Shareholders to receive an attractive cash premium today. Accordingly, the Directors of Gyrus intend unanimously to recommend that Gyrus Shareholders vote in favour of the Acquisition.

6. Irrevocable undertakings

Olympus UK Acquisitions has received irrevocable undertakings from seven of the Directors of Gyrus to vote in favour of the Scheme and the Special Resolution in respect of a total of 650,071 Gyrus Shares, representing, in aggregate, approximately 0.4 per cent. of Gyrus's existing issued share capital. These undertakings will cease to have any effect if the Scheme fails or is withdrawn (or if the Acquisition is implemented by way of a takeover offer, the Offer lapses or is withdrawn).

Further details of these irrevocable undertakings are set out in Appendix III to this announcement.

7. Information on Olympus and Olympus UK Acquisitions

Olympus manufactures and sells precision machinery and instruments for medical and healthcare, imaging and information, and industrial applications. Its core competency is opto-digital technology, which is a fusion of traditional optical technology with advanced digital and fine processing technologies. For the financial year ended 31 March 2007, 39 per cent. of Olympus's revenues were based in Japan, 26 per cent. in Europe, 22 per cent. in North America, 11 per cent. in the rest of Asia and 2 per cent. in other areas.

Olympus is engaged in five main business segments:

- Imaging Systems (28 per cent. of 2007 revenues) manufactures digital SLR cameras, digital compact cameras and voice recorders;
- Medical Systems (29 per cent. of 2007 revenues) develops a wide range of medical equipment, including gastrointestinal endoscopes, minimally invasive surgical endoscopes, endoscope disposal equipment, ultrasonic endoscopes and other endotherapy products;
- Life Science (12 per cent. of 2007 revenues) offers several advanced microscope systems and diagnostic systems;
- the Information Communication business (25 per cent. of 2007 revenues) invests in diverse businesses including mobile handset sales, mobile solutions, mobile content services, semiconductor related devices and other electronic devices; and
- the Other Business (6 per cent. of 2007 revenues) segment engages in the sale of industrial

endoscopes, non-destructive inspection equipment, printers and bar code scanners, as well as the development of new systems.

Olympus's vision is to create new value in the medical, imaging, life science and industrial fields driven by its core competence, opto-digital technology. As a global company with extensive global operations, Olympus continually pursues innovation to maximise value for all stakeholders.

Olympus is listed on the Tokyo Stock Exchange. As at 16 November 2007, Olympus had a market capitalisation of approximately 1,169 billion Yen (approximately £5.2 billion). For the financial year ended 31 March 2007, Olympus generated revenues of 1,062 billion Yen (approximately £4.8 billion), net income of 47.8 billion Yen (approximately £215.8 million) and had an operating profit margin of 9 per cent. As at 30 September 2007, total net assets were 317.4 billion Yen (approximately £1.4 billion).

Olympus UK Acquisitions is a newly formed UK incorporated private limited company and a wholly-owned subsidiary of Olympus. Olympus UK Acquisitions was formed at the direction of Olympus specifically for the purpose of acquiring Gyrus. Olympus UK Acquisitions has not traded since its incorporation nor has it entered into any obligation other than in connection with the Acquisition. Further details of Olympus UK Acquisitions will be contained in the Scheme Document.

8. Information on Gyrus

Gyrus is a medical device business dedicated to developing and providing visualisation and tissue management systems, instruments and services for minimally invasive surgery. For the financial year ended 31 December 2006, 79 per cent. of Gyrus's revenues were based in North America, 15 per cent. in the United Kingdom and the rest of Europe and 6 per cent. in the rest of the world.

Gyrus is organised in four businesses:

- Surgical (25 per cent. of 2006 revenues) provides less invasive surgical solutions including advanced tissue management systems for laparoscopic and open procedures;
- Endoscopy (formerly known as Urology and Gynaecology) (45 per cent. of 2006 revenues) focuses primarily on endoscopic surgery including cysto-resection (prostate and bladder) and lithotripsy (kidney stones) and associated procedures;
- The ENT business (18 per cent. of 2006 revenues) provides complete solutions with a broad portfolio of devices to Ear, Nose and Throat specialists for otology, rhinology and head and neck surgery; and
- Partnered Technologies (12 per cent. of 2006 revenues) out-licences the Gyrus Group's proprietary technology in markets where the Gyrus Group has no presence, outside of its core areas of sales and marketing competence.

Gyrus was listed on the London Stock Exchange in November 1997. Over the last 10 years, the management team has transformed Gyrus from a small loss-making technology company into a profitable FTSE 250 medical device business and has:

- grown sales from £6 million for the year ended 30 June 1998 to £213 million for the year ended 31 December 2006;
- increased its share price from 136 pence per share on 13 November 1997 to 400 pence per share (the Closing Price on 16 November 2007, being the last Business Day before this announcement); and

- increased its market capitalisation from £42 million on 13 November 1997 to £594 million on 16 November 2007, being the last Business Day before this announcement.

This has been achieved through the development of Gyrus's advanced PK tissue management technology and both organic growth and acquisitions. Through the successful integration of four major acquisitions (Everest Medical in 2000, Richards (a division of Smith & Nephew) ENT business and Somnus Medical Technologies in 2001 and American Cystoscope Makers Inc. in 2005) and the completion of a major operations and R&D restructuring programme, Gyrus has been able to achieve significant margin enhancement.

For the financial year ended 31 December 2006, Gyrus generated revenues of £213.3 million, net income of £13.2 million and had an operating profit margin of 9 per cent. As at 30 June 2007, Gyrus's shareholders' equity was £290.3 million.

9. Management and Employees

Olympus recognises the strong contribution made by Gyrus's management and employees to the development of Gyrus and views them as being critical to the success of the combined group going forward.

The Board of Olympus has given the Gyrus Board assurances that, following the Scheme becoming effective, the existing employment rights, including pension rights, of all management and employees of the Gyrus Group will be fully safeguarded. Olympus has no plans to materially change the conditions of employment of Gyrus's employees and has no plans to change the location of Gyrus's place of business.

Olympus will continue to be headquartered in Japan.

10. Gyrus Share Schemes

The Acquisition will extend to any Gyrus Shares that are unconditionally allotted or issued pursuant to the exercise of options and/or vesting of awards granted under the Gyrus Share Schemes before the record date for the Scheme.

At the same time as, or as soon as practicable following, publication of the Scheme Document, Gyrus will write to the holders of outstanding options and/or awards to inform them of the effect of the Acquisition on their rights under the Gyrus Share Schemes and to set out any appropriate proposals to be made in respect of their options and/or awards.

Awards granted under the LTIP will vest on the date that awardholders are notified of the sanction of the Scheme by the Court (the "Early Vesting Date"). Awards have been granted under the LTIP subject to performance conditions based on growth in Gyrus's earnings per share (EPS) over a fixed three-year period, beginning on the first day of the financial year in which the award is granted, with no provision to retest. Given the Acquisition, the Remuneration Committee does not consider this EPS performance condition to be appropriate as a measure of performance and has exercised its discretion, with the agreement of Olympus UK Acquisitions, under the LTIP rules, to replace the EPS performance condition with a performance condition measured by reference to the total returns to shareholders. The Remuneration Committee has further determined that it expects this altered performance condition to be satisfied on the Early Vesting Date and that it does not intend to apply a time pro rata reduction to determine the number of Gyrus Shares subject to vested awards. Accordingly, the Remuneration Committee expects that awards under the LTIP will vest in full on the Early Vesting Date.

11. Scheme of Arrangement

It is intended that the Acquisition will be implemented by means of a court-sanctioned scheme of arrangement between Gyrus and the Scheme Shareholders under section 425 of the Companies Act. The purpose of the Scheme is to provide for Olympus UK Acquisitions to become owner of the whole of the issued and to be issued share capital of Gyrus. This is to be achieved by the cancellation, in whole or in part, of the Scheme Shares and the application of the reserve arising from such cancellation in paying up in full a number of new Gyrus Shares (which is equal to the number of Scheme Shares cancelled), and issuing the same to Olympus UK Acquisitions in consideration for which Scheme Shareholders will receive consideration on the basis set out in paragraph 2 of this announcement.

The implementation of the Scheme is subject to the Conditions set out in Appendix I and the full terms and conditions which will be set out in the Scheme Document. In particular, to become effective the Scheme requires the approval of a majority in number of the Scheme Shareholders present and voting in person or by proxy at the Court Meeting, representing not less than three-quarters in value of the Scheme Shares held by such Scheme Shareholders, together with the sanction of the Court and the passing of the resolutions necessary to implement the Scheme at the EGM.

Further, the Scheme will only become effective upon delivery to and, as appropriate, registration by the Registrar of Companies of copies of the Court Orders. Upon the Scheme becoming effective, it will be binding upon all Scheme Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the EGM.

The Scheme Document will include full details of the Scheme, together with notices of the Court Meeting and the EGM and the expected timetable. The Scheme Document will be posted to Gyrus Shareholders and, for information only, to holders of options granted under the Gyrus Share Schemes. Further details of the Scheme, including the timetable for its implementation, will be set out in the Scheme Document (which is expected to be posted to Gyrus Shareholders on or around 17 December 2007). An announcement as to the exact posting date will be made as and when appropriate.

If the Scheme has not become effective by 23 September 2008, or such later date as Olympus UK Acquisitions and Gyrus may agree (with, where applicable, the consent of the Panel and the Court), it will lapse.

Olympus UK Acquisitions reserves the right to elect to implement the Acquisition by way of a takeover offer. In such event, it is proposed such Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Scheme.

12. Financing

The cash consideration payable by Olympus UK Acquisitions under the terms of the Acquisition will be funded using a combination of Olympus's existing resources and loan facilities arranged by SMBC for the purposes of the Acquisition.

Perella Weinberg, financial adviser to Olympus and Olympus UK Acquisitions, is satisfied that sufficient resources are available to Olympus UK Acquisitions to enable it to satisfy the full cash consideration payable to Gyrus Shareholders under the terms of the Acquisition.

13. Implementation Agreement, break fee and non-solicitation

Olympus and Gyrus have entered into an Implementation Agreement which sets out, amongst other things, various matters in relation to the implementation of the Acquisition, anti-trust approvals

required in connection with the Acquisition, the conduct of Gyrus's business prior to the Effective Date or the termination of the agreement, a break fee and a non-solicitation undertaking.

Anti-trust approvals

Olympus UK Acquisitions and Gyrus have agreed certain steps that they will take in seeking to obtain approvals from the antitrust authorities in the US and certain other jurisdictions (together, the "Antitrust Conditions"). If it becomes reasonably apparent that, in order to ensure that satisfaction of the Antitrust Conditions occurs on or before 23 September 2008 it will be necessary for Olympus UK Acquisitions (or a member of the Olympus group) to agree to offer remedies to relevant antitrust authorities, then Olympus UK Acquisitions (or a member of the Olympus group) is obliged after 30 June 2008 to offer such remedies as are necessary, provided that it is not obliged to offer remedies which, taken in aggregate, involve the disposal of, or the imposition of any limitation upon, assets or businesses of Gyrus and/or Olympus generating revenues within respectively the financial year of Gyrus ended 31 December 2006 and the financial year of Olympus Corporation ended 31 March 2007 of more than US$85 million.

Break fee arrangements

Under the Implementation Agreement, Gyrus will be required to pay to Olympus UK Acquisitions approximately £9.7 million (inclusive of VAT, if applicable, except to the extent that such VAT is recoverable by Gyrus) in circumstances where the Acquisition lapses or is withdrawn and:

(i) the Directors of Gyrus do not, in the Scheme Document, make an unqualified recommendation to Gyrus Shareholders to vote in favour of the Special Resolution or, in the event that Olympus UK Acquisitions elects to implement the Acquisition by way of a takeover offer, the Directors of Gyrus do not, in the Offer document, make an unqualified recommendation to Gyrus Shareholders to accept such offer; or

(ii) Gyrus announces that the Directors of Gyrus no longer intend to make the recommendation referred to in paragraph (i) above or, once made, the Directors withdraw, qualify or adversely modify such recommendation; or

(iii) a Competing Proposal (or any amendment, variation or revision of such proposal) is announced prior to 23 September 2008 (whether pursuant to Rule 2.4 or Rule 2.5 of the City Code or otherwise) and prior to the Acquisition lapsing or being withdrawn and such Competing Proposal becomes unconditional in all respects or is otherwise completed in accordance with its terms, or prior to the lapse or withdrawal of such Competing Proposal a subsequent Competing Proposal is announced which becomes unconditional in all respects or is otherwise completed in accordance with its terms,

provided that no amount shall be payable under paragraph (i) or (ii) above where the lapse or withdrawal is caused directly or indirectly by a breach by Olympus UK Acquisitions of the Implementation Agreement or in the circumstances described in the next paragraph.

Olympus UK Acquisitions will be required to pay to Gyrus £3,500,000 (inclusive of VAT, if applicable, except to the extent that such VAT is recoverable by Olympus UK Acquisitions) in circumstances where the Acquisition lapses or is withdrawn by virtue of Olympus UK Acquisitions invoking any of the Regulatory Conditions or if the Acquisition does not become effective by 23 September 2008, save (in each case) in circumstances where the lapse or withdrawal is caused by a breach by Gyrus of the Implementation Agreement or where a fee is payable to Olympus UK Acquisitions as described above.

Non-solicitation arrangements

Gyrus has agreed that it will not, directly or indirectly, solicit or initiate any Competing Proposal. In the event that Gyrus receives a Competing Proposal and intends to recommend such Competing Proposal to Gyrus Shareholders, Gyrus has agreed to notify Olympus UK Acquisitions of that intention, and the terms (including price and form of consideration) of that Competing Proposal. In that event, Gyrus shall procure that the Directors of Gyrus do not agree to give such a recommendation, or publicly announce such a recommendation or intention to make such a recommendation, within three Business Days of Olympus UK Acquisitions being so notified.

14. Disclosure of interests in Gyrus

Except as disclosed below, and save for the irrevocable undertakings described in paragraph 6 above, as at the close of business on 16 November 2007, the latest practicable date prior to the date of this announcement, none of Olympus, Olympus UK Acquisitions, nor any of the Directors of Olympus or Olympus UK Acquisitions nor, so far as Olympus and Olympus UK Acquisitions are aware, any party acting in concert with Olympus or Olympus UK Acquisitions (i) has any interest in, or right to subscribe for, any Gyrus Shares, nor (ii) has any short positions in respect of Gyrus Shares (whether conditional or absolute and whether in the money, or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, nor (iii) has borrowed or lent any Gyrus Shares (save for any borrowed shares which have been on-lent or sold).

15. Delisting and re-registration

It is intended that the London Stock Exchange and the UK Listing Authority will be requested respectively to cancel trading in Gyrus Shares on the London Stock Exchange's market for listed securities and to remove the listing of the Gyrus Shares from the Official List, in each case on the Effective Date. As soon as possible after the Effective Date, it is intended that Gyrus be re-registered as a private limited company.

16. General

In accordance with Rule 2.10 of the City Code, Gyrus confirms that its current issued share capital comprises 148,470,051 ordinary shares of one penny each with voting rights and 2,646,370 deferred redeemable shares of 50 pence each without voting rights. The International Securities Identification Number for Gyrus Shares is GB0001701522.

The Acquisition is subject to the Conditions set out herein and in Appendix I, and to be set out in the Scheme Document.

The Scheme Document is expected to be posted to Gyrus Shareholders and made available, for information only, to participants in the Gyrus Share Schemes on or around 17 December 2007.

It is expected that, subject to the satisfaction of the Conditions, the Scheme will become effective in the first half of 2008.

Olympus UK Acquisitions reserves the right to elect to implement the acquisition of the Gyrus Shares by way of a takeover offer as an alternative to the Scheme. Any such takeover offer will be subject to an acceptance condition of 90 per cent. of the shares to which the offer relates and will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Scheme and in compliance with applicable laws and regulations. Such terms are set out in further details in Appendix I.

The Acquisition will be governed by English law and be subject to the applicable requirements of the City Code, the Panel, the London Stock Exchange and the UK Listing Authority.

Enquiries:

Perella Weinberg (financial adviser to Olympus) Philip Yates Graham Davidson	+44 20 7268 2800
Ogilvy Renault Public Relations Worldwide (PR adviser to Olympus) Kerrin Roberts Ben Lock	+44 20 7309 1000
Gyrus Brian Steer, Chairman Roy Davis, Chief Executive Officer Simon Shaw, Chief Financial Officer	+44 20 7831 3113
Bear Stearns (financial adviser to Gyrus) Paul Abecassis Stuart Rankine	+44 20 7516 6000
Morgan Stanley (financial adviser and corporate broker to Gyrus) .r Moorhouse Laura Howard Henry Stewart Edward Knight	+44 20 7425 5000
Financial Dynamics (PR adviser to Gyrus) Ben Atwell	+44 20 7831 3113

The Conditions to the implementation of the Acquisition are set out in Appendix I.

The bases and sources of certain financial information contained in this announcement are set out in Appendix II.

Certain details relating to the irrevocable undertakings given by Gyrus Directors are set out in Appendix III.

Certain definitions and terms used in this announcement are set out in Appendix IV.

This announcement is not intended to and does not constitute an offer to sell or invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise. The Acquisition will be made solely through the Scheme Document, which will contain the full terms and conditions of the Acquisition, including details of how to vote in respect of the Acquisition. Any acceptance or other response to the Acquisition should be made only on the basis of the information in the Scheme Document. Gyrus Shareholders are advised to read the formal documentation for the Acquisition carefully once it has been despatched.

Perella Weinberg Partners UK LLP, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Olympus and Olympus UK Acquisitions and no-one else in connection with the Acquisition and will not be responsible to anyone other than Olympus and Olympus UK Acquisitions for providing the protections afforded to the clients of Perella Weinberg or for providing advice in relation to the Acquisition.

Bear, Stearns International Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting solely for Gyrus in connection with the Acquisition and no-one else and will not be responsible to anyone other than Gyrus for providing the protections afforded to clients of Bear Stearns or for providing advice in relation to the Acquisition or any of the matters referred to in this announcement.

Morgan Stanley & Co. Limited is acting solely for Gyrus in connection with the Acquisition and no-one else and will not be responsible to anyone other than Gyrus for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Acquisition or any of the matters referred to in this announcement.

The availability of the Acquisition to persons who are not resident in the UK or the US may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not so resident should inform themselves about, and observe, any applicable requirements. Further details in relation to overseas shareholders will be contained in the Scheme Document.

The release, publication or distribution of this announcement in jurisdictions other than the UK or the US may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK or the US should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Scheme Document and/or any other related document to any jurisdiction outside the UK should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

US Persons should note that the Scheme relates to the shares of a UK company that is a "foreign private issuer" as defined under Rule 3b-4 under the US Exchange Act and will be governed by English law. Accordingly, neither the proxy solicitation nor the tender offer rules under the Exchange Act will apply to the Scheme. Moreover, the Scheme will be subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement which differ from the disclosure requirements of the US proxy solicitation rules and tender offer rules. Financial information included in the Scheme Document will have been prepared in accordance with accounting standards applicable in the UK that may not be comparable to the accounting standards applicable to financial statements of US companies. If Olympus UK Acquisitions exercises its right to implement the acquisition of the Gyrus Shares by way of a takeover offer, any public offering to be made in the US and to US Persons will be made in compliance with applicable US securities laws and regulations.

This announcement, including information included or incorporated by reference in this announcement, may contain "forward-looking statements" concerning Olympus and Gyrus. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates" or similar expressions identify forward-looking statements. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants, and therefore undue reliance should not be placed on such statements. Olympus and Gyrus assume no obligation and do not intend to update these forward-looking statements, except as required pursuant to applicable law.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Gyrus, all "dealings" in any "relevant securities" of Gyrus (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends (or, if the Acquisition is implemented by way of an offer, the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends). If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Gyrus, they will be deemed to be a single person for the purpose of Rule 8.3 of the City Code.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Gyrus by Olympus or Gyrus, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

APPENDIX I
CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND THE ACQUISITION

1. The Acquisition is conditional upon the Scheme becoming unconditional and becoming effective, subject to the City Code, by not later than 23 September 2008 or such later date, if any, as Olympus UK Acquisitions and Gyrus may agree and the Panel and the Court may allow. The Scheme will be conditional upon:

   (a) approval of the Scheme by a majority in number representing three-fourths or more in value of the holders of Scheme Shares (or the relevant class or classes thereof), present and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting;

   (b) the resolution(s) required to approve and implement the Scheme being passed by the requisite majority at the Extraordinary General Meeting or any adjournment of that meeting and not subsequently revoked; and

   (c) the sanction of the Scheme by the Court (with or without modification but subject to any modification being on terms reasonably acceptable to Gyrus and Olympus UK Acquisitions), and the confirmation of the Reduction by the Court, and an office copy

of the Court Orders being filed with (and, in the case of the Court Order in respect of the Reduction, registered by) the Registrar of Companies in England and Wales.

2. Gyrus and Olympus UK Acquisitions have agreed that, subject as stated in paragraph 3 below, the Acquisition will be conditional upon the following matters, and, accordingly, the necessary action to make the Scheme effective will not be taken unless such Conditions (as amended as appropriate) have been satisfied or waived:

(a) all applicable filings having been made and all or any applicable waiting periods (including any extensions thereof) under the United States Hart-Scott Rodino Antitrust Improvements Act of 1976 and the regulations thereunder having expired, lapsed or been terminated as appropriate, in each case in respect of the proposed combination of Gyrus with Olympus and neither of the parties being subject to any order or injunction of a court of competent jurisdiction in the United States that prohibits consummation of the Acquisition as a result of action brought by the US Federal Trade Commission or US Department of Justice;

(b) no government or governmental, quasi governmental, supranational, statutory, court, regulatory or investigative body or any other body or person whatsoever in any jurisdiction (each a "Third Party") having decided to take, institute or implement any action, proceeding, suit, investigation, enquiry or reference, or having required any action to be taken or otherwise having done anything or having enacted, made or proposed any statute, regulation, decision or order and there not continuing to be outstanding any statute, regulation, decision or order which would or might be reasonably expected to:

(i) make the Acquisition, its implementation or the acquisition of any Gyrus Shares by any member of the Wider Olympus Group void, illegal and/or unenforceable under the laws of any jurisdiction, or otherwise directly or indirectly prohibit, or materially restrain, restrict or delay the implementation of, or impose material additional conditions or obligations with respect to, or otherwise materially challenge or require material amendment of, the Acquisition;

(ii) require the divestiture by any member of the Wider Olympus Group or by any member of the Wider Gyrus Group of all or any part of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any part thereof) or to own any of their assets or properties (or any part thereof) which in any such case is material in the context of the Wider Olympus Group or the Wider Gyrus Group, in either case taken as a whole;

(iii) impose any material limitation on, or result in a material delay in, the ability of any member of the Wider Olympus Group directly or indirectly to acquire or hold or to exercise effectively all or any rights of ownership in respect of shares or other securities in Gyrus or on the ability of any member of the Wider Gyrus Group or any member of the Wider Olympus Group directly or indirectly to hold or exercise effectively any rights of ownership in respect of shares or other securities (or the equivalent) in, or to exercise management control over, any member of the Wider Gyrus Group which in each case is material in the context of the Acquisition;

(iv) require any member of the Wider Olympus Group or the Wider Gyrus Group to acquire or offer to acquire any shares, other securities (or the equivalent) or interest in any member of the Wider Gyrus Group or any asset owned by any

third party (other than in the implementation of the Scheme), where such acquisition would be material in the context of the Wider Olympus Group taken as a whole or, as the case may be, the Wider Gyrus Group taken as a whole;

(v) require, prevent or materially delay a divestiture by any member of the Wider Olympus Group of any shares or other securities (or the equivalent) in any member of the Gyrus Group which is material in the context of the Gyrus Group taken as a whole;

(vi) result in any member of the Wider Gyrus Group ceasing to be able to carry on business under any name under which it presently carries on business which in any such case is material in the context of the Wider Gyrus Group taken as a whole;

(vii) impose any material limitation on the ability of any member of the Wider Gyrus Group to integrate or co-ordinate all or any part of its business with all or any part of the business of any other member of the Wider Gyrus Group or the Wider Olympus Group which is adverse to and material in the context of the Wider Gyrus Group or the Wider Olympus Group taken as a whole; or

(viii) otherwise affect the business, assets, profits or prospects of any member of the Wider Gyrus Group or any member of the Wider Olympus Group in a manner which is adverse to and material in the context of the Wider Gyrus Group and Wider Olympus Group taken as a whole or of the obligations of any members of the Wider Olympus Group taken as a whole in connection with the Acquisition, and all applicable waiting and other time periods during which any such Third Party could decide to take, institute or implement any such action, proceeding, suit, investigation, enquiry or reference or otherwise intervene under the laws of any jurisdiction in respect of the Scheme or the acquisition or proposed acquisition of any Gyrus Shares having expired, lapsed or been terminated;

(c) all necessary regulatory approvals, or all waiting periods in which such approvals may be granted having expired, been terminated, or lapsed without the taking of any action contrary to or inconsistent with such approvals, by the merger control authorities in Germany, Austria and Spain, in each case in relation to the Acquisition;

(d) except as publicly announced to a Regulatory Information Service by or on behalf of Gyrus before the date of this announcement or as fairly disclosed in writing by or on behalf of Gyrus to Olympus UK Acquisitions before the date of this announcement, there being no provision of any arrangement, agreement, authorisation, law, lease or other instrument to which any member of the Wider Gyrus Group is a party or by or to which any such member or any of its assets is or may be bound or be subject which, or any event or circumstance having occurred which under any arrangement, agreement, authorisation, law, lease or other instrument to which any member of the Wider Gyrus Group is a party or by or to which any such member or any of its assets is or may be bound or be subject, would result in as a consequence of the Acquisition or the proposed acquisition by any member of the Wider Olympus Group of any Gyrus Shares or because of a change in the control or management of any member of the Wider Gyrus Group or otherwise, could or might reasonably be expected to result in, in each case to an extent which is material in the context of the Wider Gyrus Group taken as whole or the Acquisition:

(i) any material amount of monies borrowed by, or any other material indebtedness, actual or contingent, of any member of the Wider Gyrus Group

being or becoming repayable, or capable of being declared repayable, immediately or prior to its or their stated maturity date or repayment date, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii) the rights, liabilities, obligations, interests or business of any member of the Wider Gyrus Group under any such arrangement, agreement, licence, permit, lease or instrument or the interests or business of any member of the Wider Gyrus Group in or with any other firm or company or body or person (or any agreement or arrangement relating to any such business or interests) being terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken thereunder;

(iii) any member of the Wider Gyrus Group ceasing to be able to carry on business under any name under which it presently carries on business;

(iv) any assets or interests of, or any asset the use of which is enjoyed by, any member of the Wider Gyrus Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any member of the Wider Gyrus Group otherwise than in the ordinary course of business;

(v) the creation or enforcement of any mortgage, charge or other security interest over the whole or any substantial part of the business, property or assets of any member of the Wider Gyrus Group;

(vi) the value of, or the financial or trading position or prospects of, any member of the Wider Gyrus Group being prejudiced or materially and adversely affected; or

(vii) the creation of any material liability (actual or contingent) by any member of the Wider Gyrus Group;

(e) except as publicly announced to a Regulatory Information Service by or on behalf of Gyrus before the date of this announcement or as fairly disclosed in writing by Gyrus to Olympus UK Acquisitions prior to the date of this announcement, no member of the Gyrus Group having since 31 December 2006:

(i) issued or agreed to issue or authorised or proposed the issue of additional shares of any class, or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible capital or transferred or sold or agreed to transfer or sell or proposed the transfer or sale of Gyrus Shares out of treasury (save, in each case, where relevant, as between Gyrus and wholly-owned subsidiaries of Gyrus prior to the date of this announcement and save for the issue of Gyrus Shares or the transfer or sale of Gyrus Shares out of treasury on the exercise of options granted under the Gyrus Share Schemes in the ordinary course prior to the date of this announcement);

(ii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution (whether payable in cash or otherwise) other than to Gyrus or one of its wholly-owned subsidiaries;

(iii) merged with or demerged from or acquired any body corporate, partnership or business or acquired or disposed of, or transferred, mortgaged or charged or created any security interest over, any assets or any right, title or interest in any asset (including shares and trade investments) or authorised, proposed or announced any intention to do so in each case other than in the ordinary course of business and provided not material in the context of the Wider Gyrus Group taken as a whole and save for transactions as between Gyrus and its wholly-owned subsidiaries or between such wholly-owned subsidiaries;

(iv) made, authorised, proposed or announced an intention to propose any change in its loan capital;

(v) issued, authorised or proposed the issue of any debentures or (save in the ordinary course of business and save as between Gyrus and its wholly-owned subsidiaries or between such wholly-owned subsidiaries) incurred or increased any indebtedness or become subject to any contingent liability which is material in the context of the Wider Gyrus Group taken as a whole;

(vi) entered into or varied or announced its intention to enter into or vary any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise), otherwise than in the ordinary course of business, which is of a long term, unusual or onerous nature, or which involves or could involve an obligation of a nature or magnitude which is, in any such case, material in the context of the Wider Gyrus Group taken as a whole or which is or is likely to be restrictive on the business of any member of the Gyrus Group or the Olympus Group where such restriction is material in the context of the Wider Gyrus Group taken as a whole or of the Acquisition;

(vii) entered into or varied the terms of any service agreement with any director or senior executive of the Gyrus Group;

(viii) proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme, or, other than in the ordinary course of business, materially altered any other benefit relating to the employment or termination of employment of any employee of the Gyrus Group;

(ix) the trustees of any relevant pension scheme having made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors, employees or their dependants or the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined or to the basis on which the liabilities (including pensions) of such pension schemes are funded or valued, or agreed or consented to any change to the trustees or trustee directors, in each case which is material in the context of the Wider Gyrus Group taken as a whole;

(x) implemented or effected or announced its intention to implement or effect, any reconstruction, amalgamation, scheme or other transaction or arrangement otherwise than in the ordinary course of business;

(xi) other than by a wholly-owned subsidiary of Gyrus, purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect of the matters

mentioned in sub paragraph (i) above, made any other change to any part of its share capital to an extent which is material in the context of the Wider Gyrus Group taken as a whole;

(xii) waived or compromised any claim otherwise than in the ordinary course of business which is material in the context of the Wider Gyrus Group taken as a whole;

(xiii) made any material alteration to its memorandum or articles of association or other incorporation documents which is material in the context of the Wider Gyrus Group taken as a whole;

(xiv) other than in respect of a body corporate which is dormant and was solvent at the relevant time, taken or proposed any corporate action or had any legal proceedings instituted or threatened in writing against it for its winding up (voluntary or otherwise), dissolution, reorganisation or for the appointment of any administrator, receiver, administrative receiver, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction or had any such person appointed;

(xv) been unable, or admitted in writing that it is unable, to pay its debts or commenced negotiations with one or more of its creditors with a view to rescheduling or restructuring any of its indebtedness, or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business; or

(xvi) entered into any contract, commitment, agreement or arrangement otherwise than in the ordinary course of business or passed any resolution or made any offer (which remains open for acceptance) with respect to, or announced an intention to, or to propose to, effect any of the Acquisitions, matters or events referred to in this condition;

(f) since 31 December 2006, and except as publicly announced to a Regulatory Information Service by or on behalf of Gyrus or as fairly disclosed in writing by or on behalf of Gyrus to Olympus UK Acquisitions, in each case, before the date of this announcement:

(i) there having been no adverse change in the business, assets, financial or trading position or profits or prospects or operational performance of any member of the Wider Gyrus Group to an extent which is material to the Gyrus Group taken as a whole;

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced or instituted by or against and remaining outstanding against any member of the Wider Gyrus Group or to which any member of the Wider Gyrus Group is or may become a party (whether as claimant or defendant or otherwise) and no enquiry or investigation by, or complaint or reference to, any Third Party against or in respect of any member of the Wider Gyrus Group having been threatened, announced or instituted by and against, or remaining outstanding in respect of, any member of the Wider Gyrus Group which, in any such case, might reasonably be expected to materially and adversely affect the Wider Gyrus Group taken as a whole;

(iii) no contingent or other liability having arisen or become known to Olympus UK Acquisition which would be reasonably likely to adversely affect the business, assets, financial or trading position or profits or prospects of any member of the Wider Gyrus Group to an extent which is material to the Wider Gyrus Group taken as a whole; and

(iv) no steps having been taken and no omissions having been made which are likely to result in the withdrawal, cancellation, termination or modification of any Authorisation held by any member of the Wider Gyrus Group, which is necessary for the proper carrying on of its business and the withdrawal, cancellation, termination or modification of which is material in the context of the Wider Gyrus Group taken as a whole;

(g) since 31 December 2006, and except as publicly announced to a Regulatory Information Service by or on behalf of Gyrus or as fairly disclosed in writing by or on behalf of Gyrus to Olympus UK Acquisition, in each case, before the date of this announcement, Olympus UK Acquisitions not having discovered:

(i) that any financial, business or other information concerning the Wider Gyrus Group publicly disclosed which is material and adverse to the financial or trading position of the Wider Gyrus Group taken as a whole is misleading to a material extent, or contains a material misrepresentation of fact; or

(ii) that any member of the Wider Gyrus Group is subject to any liability, contingent or otherwise and which is material in the context of the Wider Gyrus Group taken as a whole;

(h) except as publicly announced to a Regulatory Information Service by or on behalf of Gyrus or as fairly disclosed by or on behalf of Gyrus to Olympus UK Acquisition in each case before the date of this announcement, in relation to any release, emission, accumulation, discharge, disposal or other fact or circumstance which has impaired or is likely to impair the environment (including property) or harmed or is likely to harm human health, no past or present member of the Wider Gyrus Group, in each case in a manner or to an extent which is material in the context of the Wider Gyrus Group taken as a whole, (i) having committed any violation of any applicable laws, statutes, regulations, notices or other requirements of any Third Party and/or (ii) having incurred any liability (whether actual or contingent) to any Third Party; and/or (iii) being likely to incur any liability (whether actual or contingent), or being required, to make good, remediate, repair, re instate or clean up the environment (including any property).

3. Olympus UK Acquisitions reserves the right to waive in whole, or in part, all or any of the Conditions except Condition 1.

4. Save with the consent of the Panel, the proposals will lapse and the Scheme will not proceed if (i) the Office of Fair Trading makes a reference to the United Kingdom Competition Commission under section 33 of the Enterprise Act 2002 or (ii) the European Commission initiates proceedings under Article 6(1)(c) of the Regulation or makes a referral to a competent authority of the United Kingdom under Article 9(3)(b) of the Regulation and there is a subsequent reference to the United Kingdom Competition Commission, in either case before the date on which the resolutions are passed at the Court Meeting (or in the case of a takeover offer under paragraph 6 below before 1.00 p.m. on the first closing date of the takeover offer or the date on which the takeover offer becomes or is declared unconditional as to acceptances, whichever is the later).

5. If Olympus UK Acquisition is required by the Panel to make an offer for Gyrus Shares under the provisions of Rule 9 of the City Code, Olympus UK Acquisitions may make such alterations to the terms and conditions of the offer as are necessary to comply with the provisions of that rule.

6. Olympus UK Acquisitions reserves the right to elect (with the consent of the Panel (where necessary)) to implement the acquisition of the entire issued and to be issued ordinary share capital of Gyrus by way of a takeover offer (as such term is defined in Part 28 of the Companies Act 2006). In such event, the takeover offer will be implemented on the same terms (subject to amendments necessary to reflect the change in method of effecting the Acquisition), so far as applicable, as those which would apply to the Scheme. In particular, Condition 1 would not apply, however, the takeover offer would be subject to the following further condition:

"valid acceptances being received (and not, where permitted, withdrawn) by not later than 1.00 p.m. (London time) on the first closing date of the takeover offer (or such later time(s) and/or date(s) as Olympus UK Acquisitions may, subject to the rules of the City Code and with the consent of the Panel, decide) in respect of not less than 90 per cent. (or such lower percentage as Olympus UK Acquisitions may decide) (i) of the Gyrus Shares to which the takeover offer relates; and (ii) of the voting rights attached to those shares, provided that this condition will not be satisfied unless Olympus UK Acquisitions (together with its wholly-owned subsidiaries) shall have acquired or agreed to acquire (whether pursuant to the takeover offer or otherwise) Gyrus Shares carrying in aggregate more than 50 per cent. of the voting rights normally exercisable at a general meeting of Gyrus, including for this purpose (except to the extent otherwise agreed by the Panel) any such voting rights attaching to Gyrus Shares that are unconditionally allotted or issued before the takeover offer becomes or is declared unconditional as to acceptances whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise. For the purposes of this condition:

(a) Gyrus Shares which have been unconditionally allotted shall be deemed to carry the voting rights they will carry upon issue;

(b) Gyrus Shares that cease to be held in treasury are Gyrus Shares to which the offer relates; and

(c) the expression "Gyrus Shares to which the offer relates" shall be construed in accordance with Part 28 of the Companies Act 2006. "

In addition, the Acquisition will be on the terms of, and subject to, the further terms set out in the Scheme Document.

The Acquisition and the Scheme will be governed by English law and will be subject to the jurisdiction of the courts of England. The Acquisition will comply with the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code.

APPENDIX II
BASES AND SOURCES

1. The value placed by the Acquisition on the existing issued share capital of Gyrus is based on 148,470,051 Gyrus Shares in issue as at 16 November 2007 (being the latest practicable date prior to the date of this announcement).

2. The value placed by the Acquisition on the enterprise value of Gyrus is calculated by

reference to the net debt of Gyrus on 30 June 2007 of £91 million.

3. The Closing Price of Gyrus Shares on 16 November 2007, the last Business Day prior to the date of this announcement, is taken from the Daily Official List.

4. The average closing price of Gyrus Shares for the period of 6 months ended 16 November 2007 is derived from Bloomberg.

5. Unless otherwise stated, the financial information relating to the Gyrus Group is extracted from the audited consolidated financial statements of the Gyrus Group for the relevant financial year or from the interim results statement of the Gyrus Group for the six months ended 30 June 2007.

6. Unless otherwise stated, the financial information relating to Olympus is extracted from the audited consolidated financial statements of Olympus for the relevant financial year or from the interim results statement of Olympus for the six months ended 30 September 2007.

7. An average exchange rate of 221.5 Yen per Pound Sterling has been used throughout this announcement for Olympus profit and loss financials for the year ended 31 March 2007. An exchange rate of 234.3 Yen per Pound Sterling has been used for Olympus balance sheet figures as at 30 September 2007.

8. The Closing Price of Gyrus Shares on 13 November 1997, the date of Gyrus's initial public offering, is taken from Bloomberg.

9. The market capitalisation of Gyrus of £42 million on 13 November 1997 is calculated based upon the following:

- The Closing Price of Gyrus Shares of 136 pence on 13 November 1997; and
- 30,975,612 Gyrus Shares in issue as at 13 November 1997 (as sourced from Gyrus's prospectus dated 13 November 1997).

10. The market capitalisation of Gyrus of approximately £594 million on 16 November 2007 is calculated based upon the following:

- The Closing Price of Gyrus Shares of 400 pence on 16 November 2007; and
- 148,470,051 Gyrus Shares in issue as at 16 November 2007.

APPENDIX III
DETAILS OF IRREVOCABLE UNDERTAKINGS

The following Directors of Gyrus have given irrevocable undertakings as described in paragraph 6 of this announcement in respect of the number of Gyrus Shares set out below (and any further Gyrus Shares acquired by them prior to the completion of the Acquisition):

Name	Number of Gyrus Shares
Brian Steer	582,865
Roy Davis	7,896
Simon Shaw	21,800
Michael Garner	20,010

Keith Krzywicki	8,000
Charles Cummings	4,500
John Rennocks	5,000

APPENDIX IV
DEFINITIONS

The following definitions apply throughout this announcement unless the context requires otherwise.

"Acquisition" the proposed acquisition of the entire issued and to be issued share capital of Gyrus by Olympus to be effected by means of the Scheme (or should Olympus so elect by means of a takeover offer);

"Authorisations" authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, certificates, permissions or approvals;

"Bear Stearns" Bear, Stearns International Limited;

"Business Day" any day other than a Saturday or a Sunday when banks generally are open in London for general banking business;

"City Code" the City Code on Takeovers and Mergers;

"Closing Price" the closing middle market quotation of a Gyrus Share as derived from the Daily Official List or the London Stock Exchange's website;

"Companies Act" the Companies Act 1985;

"Competing Proposal"

(a) an offer or possible offer (in either case whether or not subject to preconditions) put forward by any person other than Olympus UK Acquisitions (or any person treated by the Panel as acting in concert with Olympus UK Acquisitions) in respect of, or for, the issued ordinary share capital of Gyrus;

(b) the sale, or possible sale, of the whole or any part of the assets or undertaking of the Gyrus Group which is material in the context of the Gyrus Group;

(c) any other proposal which would, if implemented, result in a change of control of Gyrus (within the meaning of the City Code); or

(d) any transaction proposed by Gyrus involving a return of capital or non-routine dividend or any other distribution to shareholders of Gyrus, which is material in the context of the Gyrus Group,

in each case howsoever it is proposed that such offer, proposal or transaction be implemented (whether, without limitation, by way of scheme of arrangement, merger, business combination, dual listed company structure or otherwise);

"Conditions" the conditions to the making of the Acquisition (including the Scheme), which are set out in Appendix I to this announcement;

"Court Hearings" the Court hearings of the applications to sanction the Scheme and to confirm the Reduction;

"Court Meeting" the meeting (and any adjournment thereof) of holders of Scheme Shares convened by order of the Court under section 425 of the Companies Act to consider and vote on the Scheme;

"Court Orders" the orders of the Court, granted at the Court Hearings, sanctioning the Scheme under section 425 of the Companies Act and confirming the Reduction;

"Daily Official List"	the daily official list of the London Stock Exchange;
"Directors" or "Board"	the directors or the board of directors of the relevant entity;
"Effective Date"	the date on which the Scheme becomes effective in accordance with its terms;
"Excluded Shares"	any Gyrus Shares held in treasury by Gyrus;
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of Gyrus Shareholders (including any adjournment thereof) to be convened in connection with the Acquisition;
"FSA"	Financial Services Authority;
"Gyrus"	Gyrus Group plc;
"Gyrus Group"	Gyrus, its subsidiaries and subsidiary undertakings;
"Gyrus Shareholders" or "Shareholders"	holders of Gyrus Shares;
"Gyrus Shares"	ordinary shares of one penny each in the capital of Gyrus;
"Gyrus Share Schemes"	The 1997 Approved Share Option Plan, The 1997 Unapproved Share Option Plan, The Savings-Related Share Option Scheme, The US Stock Option Plan, The US Employee Stock Purchase Plan, The Qualifying Non-Employee Stock Option Plan and The 2005 Long Term Incentive Plan;
"Implementation Agreement"	the agreement dated 19 November 2007 between Olympus UK Acquisitions and Gyrus;
"Listing Rules"	listing rules made by the FSA under section 73A of the Financial Services and Markets Act 2000 as amended from time to time;
"London Stock Exchange"	London Stock Exchange plc;
"LTIP"	the 2005 Long Term Incentive Plan of Gyrus;
"Meetings"	the Court Meeting and the Extraordinary General Meeting;
"Morgan Stanley"	Morgan Stanley & Co. Limited;
"Offer"	should Olympus UK Acquisitions elect to effect the Acquisition by way of a takeover offer, the offer to be made by or on behalf of Olympus UK Acquisitions for all of the Gyrus Shares on the terms and subject to the conditions to be set out in the related offer document and form of acceptance including, where the context requires, any subsequent revision, variation, extension or renewal thereof;
"Official List"	the Official List of the UK Listing Authority;
"Olympus"	Olympus Corporation;
"Olympus UK Acquisitions"	Olympus UK Acquisitions Limited, a private limited company incorporated under the laws of England and Wales with registered number 6388810;
"Olympus Group"	Olympus, its subsidiaries and subsidiary undertakings;
"Panel"	the Panel on Takeovers and Mergers;
"Perella Weinberg"	Perella Weinberg Partners UK LLP;
"Reduction"	the proposed reduction of capital under section 137 of the Companies Act to be provided for by the Scheme;
"Regulatory Conditions"	the Conditions set out in paragraphs 2(a) and (c) of Appendix I and, in so far as it relates to antitrust, merger control or similar laws, paragraph 2(b) of Appendix I;
"Regulatory Information Service"	any of the services set out in Appendix 3 to the Listing Rules from time to time;
"Remuneration Committee"	the remuneration committee of the Board of Gyrus;
"Scheme" or "Scheme of Arrangement"	the scheme of arrangement under section 425 of the Companies Act to be proposed by Gyrus to the Gyrus Shareholders in connection with the Acquisition, with or subject to any modification, addition or condition approved or imposed by the

	Court and agreed by Gyrus and Olympus UK Acquisitions;
"Scheme Document"	the document to be addressed to, amongst others, Gyrus Shareholders containing, among other things, the Scheme, the notices of the Meetings and proxy forms in respect of the Meetings and any other document required to be sent to Gyrus Shareholders in connection with the Acquisition;
"Scheme Shareholders"	holders of Scheme Shares;
"Scheme Shares"	the Gyrus Shares: (a) in issue at the date of the Scheme Document; (b) (if any) issued after the date of the Scheme Document and prior to the voting record time in respect of the Court Meeting; and (c) (if any) issued on or after the voting record time in respect of the Court Meeting and at or prior to the confirmation by the Court of the capital reduction involved in the Scheme in respect of which the original or any subsequent holders thereof are bound by the Scheme or in respect of which the original or any subsequent holders thereof shall have agreed in writing to be bound by the Scheme, in each case other than the Excluded Shares (if any) and any Gyrus Shares held by Olympus UK Acquisitions;
"Special Resolution"	the special resolution to approve, amongst other things, the cancellation of the entire issued share capital of Gyrus, the alteration of Gyrus's articles of association and such other matters as may be necessary to implement the Scheme and the delisting of the Gyrus Shares;
"SMBC"	Sumitomo Mitsui Banking Corporation;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"US" or "United States"	the United States of America, its territories and possessions, any state or political subdivision of the United States of America and the District of Columbia;
"US Exchange Act"	the US Securities Exchange Act of 1934 as amended;
"US Securities Act"	the US Securities Act of 1933 as amended;
"US Person"	US person as defined in Regulation S under the US Securities Act or a person resident in the US, or such persons who appear, at any time, to the Directors of Gyrus to fall within the foregoing definition;
"Wider Gyrus Group"	the Gyrus Group and associated undertakings of Gyrus and any other body corporate, partnership, joint venture or person in which Gyrus and such undertakings (aggregating their interests) have an interest of more than 20 per cent. of the voting or equity capital or the equivalent; and
"Wider Olympus Group"	the Olympus Group and associated undertakings of Olympus and any other body corporate, partnership, joint venture or person in which Olympus and such undertakings (aggregating their interests) have an interest of more than 20 per cent. of the voting or equity capital or the equivalent.

All references to time in this announcement are to London time unless otherwise stated.

END

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Regulatory Announcement

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GYRUS GROUP PLC

Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	17:47 09-Nov-07
Number	4411H

RNS Number:4411H
Gyrus Group PLC
09 November 2007

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

GYRUS GROUP

2. Reason for notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (YES)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (NO)

An event changing the breakdown of voting rights: (NO)

Other (please specify) : (NO)

3. Full name of person(s) subject to notification obligation:

AEGON UK GROUP OF COMPANIES

4. Full name of shareholder(s) (if different from 3) :

5. Date of transaction (and date on which the threshold is crossed or reached if different):

7TH NOVEMBER 2007

6. Date on which issuer notified:

9TH NOVEMBER 2007

7. Threshold(s) that is/are crossed or reached:

2-3%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0001701522	3,242,839	3,242,839

Resulting situation after the triggering transaction

Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights		% of voting r	
		Direct	Indirect	Direct	Ind
	4,518,032	4,336,423	181,609	2.92	0.1

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,518,032	3.04%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

AEGON UK GROUP OF COMPANIES - PARENT UNDERTAKING OF:

AEGON ASSET MANAGEMENT UK PLC
AEGON INVESTMENT MANAGEMENT UK LTD
AEGON ICVC

Proxy Voting:

10. Name of proxy holder:

AEGON UK GROUP OF COMPANIES

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

AEGON UK GROUP OF COMPANIES CONSISTS OF:
AEGON ASSET MANAGEMENT UK PLC
AEGON INVESTMENT MANAGEMENT UK LTD
AEGON ICVC

14. Contact name:

MIRANDA BEACHAM

15. Contact telephone number:

0131 549 3460

This information is provided by RNS
The company news service from the London Stock Exchange

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Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	11	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	5000	40000	25000
Nominal value of each share	1P	1P	1P
Amount (if any) paid or due on each share *(including any share premium)*	£1.975	£2.025	£3.30

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	03234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	11	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	14500		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	£2.40		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED A/C SCHEMES	Class of shares allotted	Number allotted
Address PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE	ORDINARY	84,500
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22/11/07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD WINNERSH TRIANGLE
WOKINGHAM. RG41 5RA Tel 01189219724

DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	15	11	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3000		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	£2.40		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED A/C SCHEMES Address PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 3,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22/11/07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
BERKSHIRE. RG41 5RA Tel 01189219724
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	03234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08 11 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1000		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	240P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name BREWIN NOMINEES LIMITED A/C SCHEMES Address PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	ORDINARY	1,000
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22/11/07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
BERKSHIRE. RG41 5RA Tel 0118 921 9724
DX number DX exchange

END